January 18, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Mary Cole

              Document Control – EDGAR

RE: Columbia ETF Trust (Registrant)

Columbia Large Cap Growth ETF

(formerly known as Columbia Growth Equity Strategy Fund)

              Post-Effective Amendment No. 53

              File No. 333-148082/811-22154

Dear Ms. Cole:

The Registrant is filing Post-Effective Amendment No. 53 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced fund. The Registrant respectfully requests accelerated review of this Amendment to its Registration Statement to accommodate effectiveness of the prospectus and SAI on March 1, 2013.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia ETF Trust